 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Yabuki, Jeffery W. (Last) (First) (Middle) 4400 Main Street (Street) Kansas City, MO 64111 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol H&R Block, Inc. HRB
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Executive Vice President and COO
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year May 01, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, without par value	04/30/2003		J (1) |	10.7450 | A | $42.8500	(2)	D
Common Stock, without par value	05/01/2003		J (1) |	56.3660 | A | $37.7000	68,349.6965	D
Common Stock, without par value					1,004.6940 (3)	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Yabuki, Jeffery W. - May 01, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Call Option to Purchase	$23.1875					09/07/2002 | 09/07/2009	Common Stock, without par value - 80,000		80,000	D
Call Option to Purchase	$16.1875					06/30/2003 | 06/30/2010	Common Stock, without par value - 70,000		70,000	D
Call Option to Purchase	$32.2750					06/30/2004 | 06/30/2011	Common Stock, without par value - 90,000		90,000	D
Call Option to Purchase	$46.1500					06/30/2004 | 06/30/2012	Common Stock, without par value - 90,000		90,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Michael K. Post per Power of Attorney 05-02-2003 ** Signature of Reporting Person Date Jeffery W. Yabuki Page 2

Yabuki, Jeffery W. - May 01, 2003
Form 4 (continued)
FOOTNOTE Descriptions for H&R Block, Inc. HRB

Form 4 - May 2003

Jeffery W. Yabuki
4400 Main Street

Kansas City, MO 64111
Explanation of responses:

(1)   Units acquired under the H&R Block Deferred Compensation Plan for Executives, as Amended and Restated. Each unit has the value of one share of Common Stock.
(2)   The reporting person is voluntarily updating his end of period holdings to reflect the acquisition of 324.8316 shares (including shares acquired through dividend reinvestment) under the H&R Block, Inc. 2000 Employee Stock Purchase Plan, which qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended.
(3)   Units held under the H&R Block Retirement Savings Plan. Balance updated to reflect 30.364 units acquired under the Plan.

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